Boreal Water Collection, Inc.

4496 State Road 42 North

Kiamesha Lake, NY 12751

October 12, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mara Ransom

Re:	Boreal Water Collection, Inc. (the “Company”) Form 10-12G Amendment No. 2. Filed October 12, 2012 File No. 0-54776

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as set forth in a comment letter dated September 5, 2012 relating to the above-referenced Form 10 of the "Company.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response: We have elected the sixty day effective option. We appreciate the staff’s guidance and believe our within responses to the staff’s comments and the revisions to our Form 10 are adequate.

2. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

Response: Disclosure provided.

•	Describe how and when a company may lose emerging growth company status:

Response: Disclosure provided.

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

Response: Disclosure provided.

•	State your election under Section 107(b) of the JOBS Act:

Response: Election so stated.

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable;

Response: such statement provided.

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: new risk factor provided and similar statement included in critical accounting policy section of the registration statement.

3. We note your references in the fourth paragraph on page 2 and the third paragraph on page 5 to Les Sources Saint-Elie Inc. as your "sister company." Additionally, we note your disclosure on page 22 that Mrs. Francine Lavoie, your CEO, sole director, and largest shareholder, is also the president of Saint-Elie. Please expand your disclosure to describe the full nature of your relationship with Saint-Elie in greater detail in a single location including any ownership interests, shared management, common owners, or other contracts or agreements between your two companies. Additionally, please make revisions throughout your disclosure as needed to ensure that the impact of your relationship with Saint-Elie is appropriately discussed.

Response: We have made the requested disclosures in paragraphs immediately following our first reference to Saint-Elie in the amended Form 10 and have revised the document as requested regarding your request for appropriate discussion.

Item 1: Business, page 1

4. We note your references to the various awards your water has earned you on page 1. We also note your reference in the first paragraph on page 3 to various information "according to ‘Beverage Marketing Corporation,' 'Mintel,' and 'Business Insights.'" Additionally, we note your reference in the first paragraph on page 7 to various growth statistics in the bottled water industry some of which appear to be from the International Bottled Water Association. These are only examples. Please provide to us copies of the documents you relied upon in making these assertions and all other similar assertions. Please ensure that these documents are appropriately marked to highlight the sections relied upon and cross-referenced to your filing. In preparing your source materials for submission to us, please ensure that it will be apparent to us how the source materials support the corresponding statements in your document, including the submission of any necessary supporting schedules that set forth your analysis of the source material.

Response: We have provided, as exhibits to this response letter, the staff with copies of the awards referenced in the document. In addition, we have removed the references to Mintel and Business Insights and provided copies of press releases relative to these disclosures to the Staff.

Narrative Description of Business of Boreal Water Collection, page 1

5. We note your reference to your exclusive access to two springs, one "in the untouched wilds of Canada and the other in the prestigious Catskills Mountains in New York." Please file as exhibits with your next amendment the contracts, permits or other legal agreements which grant you exclusive access to these water sources. Please see Item 601(b)(10) of Regulation S-K.

Response: Pursuant to Item 601 noted, material contracts, we have included the appropriate spring water licensing agreements as exhibits to our amended registration statement.

6. We note the use of unsubstantiated assertions in your registration statement. For example, in the third paragraph under this heading you claim that your company has "the most creative staff" and in the first paragraph of page 2 you claim that you have "industry-leading earnings before interest, taxes, depreciation and amortization." Please disclose the basis for these assertions and all similarly unsubstantiated assertions. For example, if a statement is based upon management’s belief, please disclose that this is the case and include an explanation for the basis of such belief. Alternatively, if a statement is based upon a report or article, please disclose the source of the information in your filing and provide a copy of this source material to us.

Response: We have included statements regarding management’s belief concerning “creative staff.” We have eliminated the statement regarding industry leading earnings.

Distribution methods of the products or services: page 3

7. We note your disclosure that you distribute water in various bottles as described under this subheading. Please expand this disclosure to describe the process by which you make your product available to your customers. For example, common methods of distribution include the use of wholesalers or direct sales. Additionally, delivery of a product by common carrier may also be a component of product distribution.

Response: We have supplied expanded disclosure as requested in this comment.

Status of any publicly announced new product or service: page 3

8. We note your disclosure in the first paragraph under this subheading that you are "looking to manufacture 'Secured Ice' tray packages." Please expand your disclosure to define "secured ice tray packages.

Response: This information was supplied erroneously and has been removed from the Form 10.

Sources and availability of raw materials and the names of principal suppliers: page 4

9. Your indication here that your water is transported by Leisure Time is unclear to us given that you state elsewhere that you purchased the assets of A.T. Reynolds and Sons, Inc., operating as Leisure Time Spring Water. Please revise or advise.

Response: We have clarified this disclosure by stating water transportation from the Spring to our plant is done by our employees and tank trucks.

Dependence on one or a few major customers: page 5

10. Please revise to disclose whether or not you have any contractual obligations with any of your customers to purchase your products with a view to understanding how consistent your revenues have been and will be.

Response: we have included disclosure about the nature of our written contracts with customers. Generally, the company operates on a purchase order basis, with some “co-packing” arrangements. We also stated that our revenues have been consistently growing, which is borne out by our results of operations.

Financial Information, page 6

11. We note your disclosure in the last paragraph that disclosing financial information pre-dating the Reynolds acquisition would possibly lead to confusion or a misunderstanding of your current financial condition. We do not believe that presenting historical financial information prepared in accordance with generally accepted accounting principles for periods prior to the Reynolds acquisition together with appropriate footnotes would lead to confusion or a misunderstanding of your current financial condition. Also, it appears that you qualify as a smaller reporting company, as defined in Item 10(f) of Regulation S-K, and that you are not required to provide the information required by Item 301 of Regulation S-K. As such, please remove the disclosure in the last paragraph. In addition, please confirm to us that you qualify as a smaller reporting company and revise the cover page to indicate that you are a smaller reporting company or provide the information required by Item 301 of Regulation S-K.

Response: The last paragraph has been removed. The Company does qualify as a smaller reporting company under S-K: Item 10(f).

12. It appears that the reference to Note 6 of your audited financial statements in the third paragraph should be Note 8. Please revise or advise.

Response: The Note reference has been changed to reference Note 9.

Boreal Water's Bottling faces two main classes of competition…, page 7

13. We note language under this heading and in the title of this heading mitigating the risk of competitive pressure. Please revise this disclosure to ensure that it presents a balanced picture of your risks and opportunities.

Response: Revised disclosure has been supplied, pointing out that current conditions as perceived by Boreal may change; that the situation is fluid and competitors may make inroads into niches not currently exploited.

Management, page 8

14. We note your disclosure under this heading that "the members of the Board of Directors have been selected due to… their experience and expertise." However, we note your disclosure on page 22 of your registration statement that you have one director. Please make appropriate revisions throughout your registration statement to ensure that your disclosure refers to the correct number of members of the Board of Directors.

Response: this correction has been made throughout the registration statement.

15. We note your disclosure in the fifth paragraph on page 5 and in the last paragraph on page 18 that you have a licensing agreement with Les Sources Saint-Elie Inc. Please file as an exhibit with your next amendment the licensing agreement with Saint-Elie. Please see Item 601(b)(10) of Regulation S-K.

Response: said agreement is now included in our exhibits to the registration statement.

Item 1A. Risk Factors, page 9

16. Please delete the language in the third numbered paragraph on page 10 referring to "unknown risks, uncertainties and other factors." All material risks should be described by your disclosure; if risks are not deemed material, you should not reference them.

Response: This language has been deleted.

17. We note your disclosure in the fourth numbered paragraph on page 9 that your "management may not render services in connection with other business projects." Please explain how this is a risk to you or remove this risk factor.

Response: This risk factor has been removed and the number 4. Risk Factor has been replaced with the Risk Factor in Comment 18.

18. Please add a risk factor in an appropriately prominent location addressing the conflict of interest between the company and Mrs. Lavoie as a result of her relationship with Les Sources Saint-Elie Inc.

Response: Risk Factor 4. now includes a discussion responsive to this comment.

Our industry is extremely competitive, page 11

19. We note your disclosure under this subheading that "the Premium Bottled Water industry is highly competitive." However, we note your disclosure on page 7 of your registration statement that you "[do] not have a significant competitive environment… and [do] not experience much, if any, competitive pressure." Please reconcile these seemingly contradictory statements.

Response: We believe the inclusion of the additional language as reported in our Response to Comment 13 provides the requested reconciliation.

We expect to have significant indebtedness upon the effective date, page 13

20. We note that most of the amounts presented as outstanding obligations as of March 31, 2012 do not agree to the balances presented in the unaudited balance sheet on page F-2. Please revise or advise. In addition, please present the balances of outstanding obligations as of December 31, 2011 rather than balances outstanding at March 31, 2011.

Response: We have revised the presentations reflect balance activity at June 30, 2012 that agrees with the financial information shown on the balance sheet; we also made the change to properly reflect December 31, 2011 and not March 31, 2011.

Item 2. Financial Information, page 15

Management’s Discussion and Analysis of Financial Condition and Results…, page 16

21. We note your indication at the top of page 17 that you are “very encouraged with the progress of the negotiations associated with these exciting business opportunities.” Please revise to elaborate upon the opportunities that you refer to here.

Response: This comment has been removed.

22. We note the amount of gross sales for the three months ended March 31, 2011 in the first paragraph on page 17 differs from the amount of gross sales reported in the table on page 16 and in the statements of operations on page F-3. Please revise.

Response: We replaced March 31, 2012 and 2011 numbers with June 30, 2012 and 2011; the sales total in the presentation agrees with the sales totals reported on the statement of operations.

23. Please disclose the extent to which the increase in sales is attributable to increases in prices or to increases in volume or amount of goods sold or to the introduction of new products. Please refer to Item 303(a)(3) of Regulation S-K.

Response: As indicated above, we replaced March 31, 2012 and 2011 numbers with June 30, 2012 and 201. The MD&A discussion for sales activity has been expanded to provide a greater understanding of the reasons for the decrease in sales volume between the two comparison periods.

24. You disclose in the third paragraph on page 17 that the increase in selling, general and administrative expenses is primarily attributable to an increase in stock-based compensation, offset by a decrease in selling expenses. You also disclose the decrease in advertising and business expenses in the fourth paragraph, the increase in consulting, legal and other professional fees in the fifth paragraph and the decrease in salaries and related compensation costs in the sixth paragraph. Please tell us how the disclosures in the fourth, fifth and sixth paragraphs relate to disclosures in the third paragraph. In addition, please revise your disclosures to clearly describe the primary factors that contributed to the change in stock-based compensation and selling expenses as well as aggregate selling, general and administrative expenses. Please refer to Item 303(a)(3) of Regulation S-K.

Response: The footnote was rewritten to discuss activity comparison of the three months ended June 30, 2012 with the same period in 2011.

Liquidity and Capital Resources, page 18 25.

We note your disclosure in the fourth risk factor on page 11 that following the “restructuring transactions” you may be unable to generate sufficient revenues and cash flows to service your debt obligations as they come due, finance capital expenditures and meet your operational needs. Please describe the “restructuring transactions.” In addition, please discuss any known trends, demands, or uncertainties that will result in your liquidity increasing or decreasing in any material way and indicate the course of action you have taken or propose to take to remedy any material liquidity deficiency. In doing so, please discuss your line of credit and other debt obligations, including your mortgage note and the ramifications of the forbearance agreement, your ability to continue as a going concern, your ability to generate cash flows necessary to meet your obligations as they become due and your ability to raise additional debt and or equity financing. Please refer to Item 303(a)(1) of Regulation S-K.

Response: The footnote was rewritten to reflect activity at June 30, 2012 and results for the period January 1, 2012 through June 30, 2012. Additional discussion was added to address going concern, the mortgage payable, which resulted from the acquisition assets of A.T. Reynolds, and short-term debt.

26. Please revise your disclosure to clarify whether the restructuring transactions and turnaround strategy discussed on page 19 are the same as the restructuring transactions referred to on page 11.

Response: The disclosure has been changed .

27. We note your disclosure in the next to last paragraph on page 3 that you intend to install two new polyethylene terephthalate lines in the near future. Please describe material commitments for capital expenditures as of the end of the latest year, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Also, please describe any known material trends, favorable or unfavorable, in your capital resources and indicate any expected material changes in the mix and relative cost of such resources. Refer to Item 303(a)(2) of Regulation S-K.

Response: We apologize for the confusion created by our structuring of the presentation of the information provided. We have re-arranged this information so that it is now clear that the two new lines are not PET. Additional disclosure has been provided per this Comment.

28. We note that the amount of cash at December 31, 2011 disclosed in the second paragraph differs from the balance presented in your financial statements. Please revise.

Response: Narrative was rewritten and numbers now agree with the financial statements.

29. We note that the amount of cash used by operating activities disclosed in the third paragraph differs from the amount of net cash used for operating activities in the summary table of cash flows in the second paragraph. Please revise.

Response: Narrative was rewritten and numbers now agree with the financial statements.

30. We note that you characterize cash used to purchase shares of common stock for treasury as an investing cash outflow in the first sentence of fifth paragraph. Please revise your disclosure to include treasury stock purchases in your analysis of cash provided by financing activities in the same paragraph to conform to your presentation in the statements of cash flows on page F-5.

Response: The treasury stock transaction is now reflected in financing activities.

Overview, page 18

31. In your discussions of Liquidity, please revise to discuss the terms and status of the mortgage you have due and outstanding relating to the assets acquired from Reynolds, which you mention on page 6. In this regard, please ensure that your disclosure is consistent because you state on page 6 that an extension is pending and yet on page F-14 you say that the period was further extended to October 3, 2012. Please file the mortgage and all amendments as exhibits.

Response: The disclosures were changed to assure that the narrative reads the same throughout the document. A copy of the mortgage document an all amendments are being filed with this amended filing of the Form 10.

32. We note your disclosure in the second paragraph on page F-19 that the increase in net loss attributable to the increase in operating expenses and other expense was offset by a decrease in gross profit, while your financial statements reflect an increase in gross profit. We also note that the amount of the increase in selling, general and administrative expenses disclosed in the same paragraph differs from the amount disclosed in the third paragraph in your discussion of the results of operations for fiscal year 2011 compared to fiscal year 2010 on the same page. Please revise or advise.

Response: The change was made to reflect an increase in gross profit and not a decrease. The liquidity section was expanded to include commentary required by Item 303(a)(5) of Regulation S-K. The liquidity discussion starts on page 21.

The narrative previously submitted for the March 31, 2012 and 2011 periods was rewritten to address a comparison of financial activity for the three and six month periods ended June 30, 2012 and 2011.

33. Please revise to comply with Item 303(a)(5) of Regulation S-K.

Response: See above response under item 32.

Results of Operation, page 19

Comparison of Fiscal Years Ended December 31, 2010 December 31, 2011, page 19

Additional Plan of Operation, page 19

34. Please expand your disclosure to explain the significance of the designation of "Regionally Significant Project under the Empire State Zone Program."

Response: Under the Empire State Zone Program (“Program”), the Company is eligible for wage tax credits, investment tax credits, employment tax credits, real property tax credits, and sales tax credits. It is very difficult to evaluate the overall significance of the Program, since New York State discontinued this Program; however, since the Company was approved before June 30, 2011, it continues to be eligible for benefits under the Program, with changes and rates not yet announced. The Company cannot fully evaluate the positive effects of the Program until it has an opportunity to review the changes and rates applicable under the new regulations.

35. Please include a discussion of your ability to raise more capitalization and interim funding sufficient to acquire the bottling lines and enable you to establish a strong management team, extend your distribution network and geographic coverage and consider the acquisition of other water springs and establishment of production plants.

Response: We have included specifics on our current private funding efforts. Our recent list of desired funding relates to improving our marketing staff and program, as well as obtaining funding to begin installation of 2 new lines.

36. Please disclose the nature of rental activities and the factors that resulted in the decrease in rental income in your discussion and analysis of net other income.

Response: Discussion regarding the decrease in rental income was added on page 22.

Settlement of lawsuit, page 20

37. We note your statement in the penultimate paragraph on page 20 that you have granted "exclusive master bottling rights" to Dowser, LLC. Please file as an exhibit with your next amendment the bottling rights agreement or explain to us why this agreement is not material. Please see Item 601(b)(10) of Regulation S-K.

Response: We have included our bottling rights settlement agreement with Dowser, LLC as an exhibit to our Form 10.

Item 5. Directors and Executive Officers, page 22

38. We note your disclosure in the last paragraph on page 22 that Mrs. Lavoie is the administrator and principal shareholder of Les Sources Saint-Elie. In light of this relationship, please remove your statement that no conflicts of interest are believed to exist.

Response: Said language has been removed.

Item 6. Executive Compensation, page 23

39. Please revise the disclosure that accompanies this table to provide the information required by Item 402(c)(2)(v) of Regulation S-K with respect to the stock awards.

Response: The Executive Compensation table was updated to eliminate errors and add narrative required by Item 402(c)(2)(v).

Item 7. Certain Relationships and Related Transactions, and Director…, page 24

40. Please revise your disclosure to provide the disclosure of directors that are not independent in accordance with Item 407(a) Regulation S-K.

Response: Disclosure has been revised; Mrs. Lavoie is not an independent director.

Item 8. Legal Proceedings, page 24

The Cortellazi, et al Matter, page 24

41. We note your extensive description of the Cortellazi, et al Matter. Please revise your disclosure under this subheading to include only the information required by Item 103 of Regulation S-K, such as the last paragraph of this discussion, and a brief indication as to where the matter currently stands.

Response: We have pared down the description of this matter to comply with Item 103 and have given a current status report.

Item 10. Recent Sales of Unregistered Securities, page 26

42. We note your disclosure that you have issued shares pursuant to Rule 506 of Regulation D as well as Section 4(2) of the Securities Act. Please revise your disclosure to state briefly the facts you relied upon to make the exemptions available. Please see Item 701(d) of Regulation S-K.

Response: Revised disclosure has been provided. We have not had a “ppm type” offering per se, but rather have made securities law compliant arrangements with, for the most part, accredited investor acquaintances.

Financial Statements, page F-1

43. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: The financial statements have been provided in accordance with Rule 8-08 of Regulation S-X; they now reflect the financial activity for the three and six month periods ended June 30, 2012 and 2011.

Unaudited Financial Statements, page F-2

44. Please address the comments below in regard to your audited financial statements to the extent applicable.

Response: We have addressed the comments in the audited financial statements, where applicable, to the unaudited financial reports.

Audited Financial Statements, page F-19

Balance Sheets, page F-19

45. We note your disclosure in the cash and cash equivalents accounting policy on page F-23 that cash includes free credit on investment accounts and money market accounts. Please revise the cash caption to include cash equivalents. In addition, please tell us the nature of free credit on investment accounts included in cash equivalents.

Response: The cash caption on the balance sheet now reads “Cash and cash equivalents.” There is no free credit on investment accounts included in cash equivalents.

46. We note that other assets include a license, net of accumulated amortization. Please provide the disclosures required by ASC 350-30-50-2 either in the financial statements or the notes thereto for each year.

The balance sheets at December 31, 2012 and 2011 reflect the requirements of ASC 350-30-50-2. A footnote was also added to further address the issue of cost, amortization, unamortized balance, and the period over which the amortization will expire.

47. We note that the number of shares issued and outstanding as of December 31, 2010 disclosed in the common stock caption differs from the number of shares issued and outstanding disclosed in the statements of changes in stockholders’ equity. Please revise.

Response: The shares outstanding at December 31, 2010 now reflect the same number of shares shown as outstanding in the statements of changes in stockholders’ equity.

Statements of Changes in Stockholders’ Equity, page F-21

48. We note that the net loss and reduction in total equity related thereto for the year ended December 31, 2010 are presented in the wrong columns. Please revise.

Response: The statement of changes in stockholders’ equity has been changed to present net loss in the correct columns.

Statements of Cash Flows, page F-22

49. Please show us how to reconcile proceeds from related party advances, net to the change in amounts due to related party for the most recent year presented in the balance sheets on page F-19. Please also show us how to reconcile payments against loan payable for property taxes to the change in loan payable – property taxes for the most recent year presented in the balance sheets.

Response: The statements of cash flows now reflects the amounts borrowed and the amounts repaid to the related party.

The property tax loan balance represents the original amount of the obligation of $200,096, less a down payment of $30,014 and principal payments of $45,485, leaving a principal balance due of $124,597.

50. Please tell us how proceeds from short term borrowing in fiscal 2010 are presented in the balance sheets on page F-19.

Response: Short-term borrowings in fiscal year 2010 represent borrowings against the line of credit. The $150,000 borrowed in fiscal year 2010 appears on the balance sheets as part of the $250,000 total due under the line of credit in the December 31, 2011 and 2010 columns.

51. We note that you are reporting a decrease in cash for fiscal 2010 and a deficit cash balance at the end of the period. It appears that these amounts should be presented as an increase in cash and a positive cash balance. Please revise or advise.

Response: There was a formula error in the cash flow statement, which was corrected to reflect a positive cash balance at December 31, 2010 of $38,393.

52. Please show us how to reconcile stock-based compensation expense to the disclosures in the statements of changes in stockholders’ equity and notes to financial statements.

Response: On May 9, 2011 3.4 million shares were issued to employees as bonuses; the shares were valued at $0.05 per share, or a total of $170,000. On May 10, 2011, 5,331,494 shares were issued to the president and CEO for unpaid ages, valued at $0.01 per share for a total of $53,315. On December 5, 2011, 300,000 shares were issued for services perform, valued at $0.01 per share for a total of $3,000.

Notes to Financial Statements, page F-23

Note 2 – Summary of significant accounting principles, page F-23

General

53. We note your disclosures in Note 10 to the interim financial statements regarding commitments and contingencies. Please tell us why this information is omitted from your audited financial statements.

Response: During final assembly of documents from different files, the information was accidently omitted. The information originally omitted is now included in the footnotes.

54. Please disclose your policies in regard to the type of costs classified as cost of sales and selling, general and administrative expenses. Please also tell us and consider disclosing the nature of cost elements included in inventories.

Response: Cost of sales includes general direct and indirect cost of manufacturing. Cost items included in cost of sales include: direct and indirect labor, and plant management and related compensation costs, material costs of labels, caps, bottles, and water and other direct costs, adjusted for increases and decreases in inventory of the various inventory items, quality control activities, subcontract costs of truck drivers, vehicle repairs, equipment repairs and rentals, and building maintenance. Inventory is maintained on the FIFO basis. Freight costs is not included in inventory; inventory balances are comprised of material costs only.

Selling costs include: salaries and related compensation expenses, advertising, travel, and commissions. General administrative expenses include: salaries and related compensation cost of accounting and other executive personnel, insurance, stock-based compensation costs, office expenses and supplies, professional fees, utilities, communications cost, and the cost of writing off uncollectable accounts.

Foreign currency translation, page F-23

55. Please tell us the relevance of this accounting policy to your financial statements as it does not appear you conduct operations in foreign countries.

Response: This footnote was included in the summary of significant accounting principles, because the Company originally intended to conduct business across the border with Canadian organizations, plus the Company is also considering other international business relationships that would ultimately require currency conversion and translation.

Revenue recognition, page F-23

56. We note your disclosure on page 4 that you provide fee based services and provide products under material and fee and finished case pricing arrangements. Please tell us your consideration of disclosing revenues from fee based services and from sales of products under material and fee and finished case pricing arrangements.

Response: The Company earns revenue from a variety of sales initiatives, including revenue received from copacking agreements for private label beverage companies. In some of the arrangements, the copacking customer provides all materials; in other arrangements, we purchase the material on behalf of the copacking customer and charge a markup on the cost of the material. However, in all copacking arrangements, we provide the labor and the water that goes into each bottle sold under a copacking agreement. Copacking product for private label companies is a standard revenue source for smaller bottle water manufacturing companies, and is generally reported as part of net sales in the income statement. In the MD&A section, comparing June 2012 to June 2011, we discussed the increases in copacking sales as part of the overall discussion on the decrease in revenue between the two quarters.

57. Please disclose your normal shipping terms and when title and risk of loss passes to buyers. Please also revise to clarify your revenue recognition policies for shipments under fee based services and products delivered under material and fee and finished case pricing arrangements. Please also disclose the nature of deferred revenue and related accounting policies.

Response: Our products are priced at FOB pricing. The customer pays for shipment of the products. Title passes to the customer at the time the product is loaded on to a truck for delivery. If damage occurs during the delivery of the product, while being shipped on our trucks, we issue a credit or replace the damaged product. If the customer arranges for the shipment and delivery of the product, the customer assumes all responsibility for the condition of the product being shipped. Our products are shipped FOB our plant.

Deferred revenue: New customers that place large orders and customers with a weak credit history are asked to prepay their orders. When an order is shipped, revenue is recognized based on the value of the products shipped.

Long-Lived Assets, page F-24

58. Please disclose whether you tested long-lived assets, including the license agreement, for impairment during the years presented. If not, please tell us why. If so, please disclose the information required by ASC 350-30-50-3, ASC 360-10-50-2 and ASC 820-10-50-5 as applicable.

Response: We did not record any impairment charges during the years ended December 31, 2011 or 2010. In fiscal year 2011, we had the building and all plant equipment appraised by an outside appraisal company, and the appraised values exceeded the cost of the building and equipment carried on the books. We evaluated the remaining value of the license at December 31, 2011, and based on an analysis of our historic customer base and new and more recent customer relationships, and the sales value potential of the more recent customers buying our Leisure Time Sparkling Water, we determined that the license had not been impaired.

Comprehensive Income, page F-25

59. Please disclose that you have no items of other comprehensive income in the years presented.

Response: Disclosure was included with the footnote on page F-25.

Stock-Based Compensation, page F-25

60. We note your disclosure that no stock options or restricted stock awards were issued to employees or non-employees during fiscal 2009. Please tell us whether you granted any stock options, restricted stock awards or other stock-based compensation awards to employees and/or non-employees during fiscal years 2011 and 2010 and whether there are any stock-based compensation awards outstanding at the end of fiscal 2011. If so, please provide the disclosures required by ASC

718.

Response: Disclosure has been made in the footnotes. No stock options were issued in fiscal years 2011 or 2010. The reference to fiscal 2009 was a typographical error, which should have not been included in the original footnote.

61. We note that the summary compensation table on page 23 includes the value of stock awards in fiscal years 2011 and 2010. Please tell us the nature and terms of the stock awards and how you accounted for the awards. Please also tell us how the stock awards are disclosed in your financial statements.

Response: The compensation table has been changed to reflect that no stock awards were awarded in fiscal year 2010. In fiscal year 2011, a stock bonus was issued to the president and CEO and the vice president of operations. The value of these awards were recorded in the appropriate detail general ledger account in the selling and general and administrative functional classification and reflected in the statement of cash flows as stock-based compensation

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy…, page F-26

62 . It appears that the definition and description of the fair value hierarchy, as disclosed on page

F-9 is omitted. Please revise or advise.

Response: Definition disclosed in the footnote. It was accidentally not copy over when transferring the disclosure from a master document.

63. We note your reference to the fair values of financial instruments disclosed in Note 4. We are unable to locate the referenced disclosure. Please advise.

Response: The reference has since been removed.

64. Please revise to present the fair value of the mortgage loan together with the related carrying amount of the obligation. Please also disclose the method and assumptions used to estimate the fair value of the mortgage obligation. Please refer to ASC 825-10-50-10 and ASC 825-10-50-11.

Response: Fair value of the mortgage and assumptions added to footnote.

Note 4 – Property and Equipment, page F-28

65. We note that the amount of property and equipment net of accumulated depreciation at December 31, 2010 does not agree to the amount of property and equipment net of accumulated depreciation disclosed in the balance sheet on page F-19. Please revise or advise.

Response: The footnote was corrected to agree with the amount shown on the balance sheet.

Note 5 – Stockholders’ Equity, page F-28

66. We note that the number of common shares issued to your president and chief executive officer on August 13, 2010 differs from the number of shares reflected in the statements of changes in stockholders’ equity on page F-21. Please revise or advise.

Response: There was a typographical error, which has corrected; the shares issued on August 13, 2010 to the president and CEO now agree with shares shown as issued in the statement of changes in stockholders’ equity.

67. Please disclose how you determined the fair values of common shares issued to settle debt obligations and unpaid wages, common shares issued to employees as bonuses and common shares issued for services rendered. Please also disclose any gains or losses recognized.

Response: Shares issued as bonuses were based on prevailing market value; shares issued for services and debt settlement were based on negotiations between the Company and the parties receiving the shares.

Note 6 – Income Taxes, page F-29

68. Please revise the amounts of deferred tax liabilities and net deferred tax liabilities in the table of deferred tax assets and liabilities to agree with the amount of deferred tax liabilities disclosed on the face of the balance sheets on page F-19.

Response: Formatting error corrected and the footnote table now agrees with number reported on the balance sheet.

Note 8 – Short-Term Debt, page F-30

69. It appears that your reference to Note 12 in the first sentence is incorrect. Please revise or advise.

Response: The reference to Note 12 is correct now, after we added a new note in the footnotes.

70. Please disclose the interest rate payable under the mortgage note before default and the interest rate payable under the terms of the forbearance agreement. Please also disclose other significant terms of the forbearance agreement.

Response: Additional disclosures were included with Note 9 on page F-31.

71. Please disclose the balance of the payment arrangement with the County of Sullivan outstanding at December 31, 2011. Please also provide us with a summary of changes in the balance during the year.

Response: Balance information included with footnote on page F-32. The opening principal balance for this obligation was $200,095; principal payments of $75,500 were made during the year, leaving a balance due at December 31, 2011 of $124,595.

72. You disclose that the obligation payable to the County of Sullivan is due in 24 monthly payments. As such, it appears that a portion of the obligation should be classified as a long-term liability. Please revise or advise.

Response: Additional narrative was added to the footnote on page F-32. The Company has reclassified the long-term portion of the debt obligation and has adjusted the amount due as short-term.

Note 10 – Acquisition, page F-31

73. Please tell us how you accounted for the acquisition and the basis in GAAP for your accounting. Please also tell us how you allocated the purchase price to the net assets acquired. In addition, please tell us the process you used to reassess whether you correctly identified all of the assets acquired and all of the liabilities assumed. Please refer to ASC 805-30-25-4.

Response: The Company had the building, equipment, and other assets appraised by an outside professional appraisal organization. The cost of the net assets acquired was recorded in accordance with GAAP accounting methodology. Prior to issuance our annual financial statement, which was issued approximately ten months after the acquisition of the net assets, we took another look at the acquisition transaction and determine that nothing occurred that changed the original appraisal of the net assets acquired. There were no discoveries of additional liabilities, contingent liabilities, or additional assets not accounted for at the time the assets were originally appraised by professional appraisers.

Note 11 – Litigation, page F-31

74. We note your disclosure in the third paragraph that the parties to the Dowser, LLC litigation are currently negotiating an out of court settlement. On page 20, you disclose that the parties have reached an out of court settlement and the Company granted certain exclusive master bottling rights to Dowser. Please revise to correct the inconsistent disclosures. In addition, please describe the impact the settlement had or that you reasonably expect will have on your financial position, results of operations and cash flows.

Response: Inconsistency corrected.

75. In regard to the matter disclosed in the fourth paragraph, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please refer to ASC 45-20-50-2.

Response: The complaint has now been filed in the action and the damages sought noted.

Attachments to registrant’s response to Staff comments:

2009 Bottled Water Stats (in reference to question 4)

May 21, 2012 IBWA Press release (in reference to question 4)

Copies of BRWC and Saint-Elie awards (in reference to question 4)

Corporate Structure of the 3 affiliated companies; BRWC, 3090 and St-Elie (in reference to question 3)

Letter to SEC

/s/ Francine Lavoie

Francine Lavoie

CEO

Boreal Water Collection Inc.

Oct 9, 2012

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